SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                            E.ON Nordic Holding GmbH
                        (Name of foreign utility company)

                                     E.ON AG
    (Name of filing company, if filed on behalf of a foreign utility company)


     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, E.ON AG ("E.ON") hereby files this form to notify the Securities and Exchange Commission that its subsidiary company, E.ON Nordic Holding GmbH ("E.ON Nordic"), is a foreign utility company within the meaning of Section 33 of the Act.

Item 1.

     E.ON Nordic, located at Huvudkontor Sydkraft AB, 205 09 Malmo, Sweden, is a wholly owned subsidiary of E.ON, a registered holding company organized under the laws of the Federal Republic of Germany. E.ON Nordic directly holds E.ON's
55.2 percent common stock interest in Sydkraft AB, the second largest Swedish utility./1 Statkraft SF, a Norwegian utility unrelated to E.ON, holds the remaining major minority interest in Sydkraft./2 Sydkraft directly and indirectly owns interests in facilities that are used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power and that are not located in any state of the United States.

     Sydkraft has facilities for the production of hydroelectric power, nuclear power, wind power, and also has plants that use biofuels and fossil fuels (gas/oil). Sydkraft has two oil-fired

______________
1    As a result of E.ON's on*top comprehensive corporate strategy commenced in
2003, E.ON completed or is expected to complete a number of intra-Group transfers of shareholdings in its holding company system. Among these transactions was the transfer by E.ON Energie AG ("E.ON Energie"), a wholly owned subsidiary of E.ON, of its 100 percent interest in E.ON Nordic (formerly, E.ON Scandinavia) to E.ON, including its indirect 55.2 percent interest in Sydkraft.

2    In October 2001, E.ON Energie concluded a put option agreement which allows
Statkraft SF to sell any or all of its shares in Sydkraft to E.ON Energie at any time through December 15, 2007.


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power plants, nine gas-turbine installations and 23 wholly owned wind power plants in Sweden. Sydkraft sells electricity, natural gas, liquefied petroleum gas (LPG), heating, cooling, water and sewage, recycled energy and broadband communication services to approximately 1.1 million customers.

     In 2003, Sydkraft had a total installed generation capacity of 7,737 MW, including its wholly owned subsidiary, Graninge AB ("Graninge"), and generated
24.3 billion kWh of electricity. Sydkraft generated about 57 percent of its electric power at nuclear power plants and about 37 percent at hydroelectric plants. The remaining six percent was generated using gas turbines, hard coal and oil. As of January 2004, Sydkraft held a 97.5 percent interest in Graninge, a Swedish electric utility that is also active in the generation, distribution and sale of electricity. Sydkraft also owns a one-third interest in the Baltic Cable, one of the longest direct current submarine cables in the world (250 km), which links the power transmission grid of E.ON Energie to Scandinavia and currently transmits approximately 372 MW to 456 MW of its maximum designed capacity of 600 MW. The remaining two-thirds interest in the Baltic Cable is held by Statkraft SF.

     Sydkraft develops, owns and operates systems for the distribution of electricity, water and gas to approximately 875,000 customers in Sweden through its electric, gas and water distribution facilities such as distribution lines, pipes and mains, transformers, compression and pumping stations and meters. Sydkraft Nat distributes electricity to customers in three primary areas: southern Sweden, Norrkoping/orebro and the district around Sundsvall. Sydkraft Gas delivered 7.5 TWh of natural gas and 849 GWh of LPG primarily in southwestern Sweden in 2003. Sydkraft Vatten provides water and sewage services in Norrkoping.

     E.ON Nordic also owns, indirectly through its wholly owned subsidiary E.ON Scandinavia Aktiebolag, a 65.6 percent interest in E.ON Finland Oyj, Espoo, a utility in Finland engaged in the generation, distribution, marketing, trading and sale of electricity and heat.

Item 2.

     Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") are indirect public utility subsidiaries of E.ON and are associate companies of E.ON Nordic. Neither LG&E nor KU provide material services or goods to E.ON Nordic or its subsidiaries and they have not contributed any part of the purchase price paid by E.ON to acquire its interest in E.ON Nordic.

                                    Exhibit A

State Commission Certification.
     Not applicable.


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                                    Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 2, 2004                       E.ON AG

                                             By: /s/ Karl-Heinz Feldmann
                                             Name: Karl-Heinz Feldmann
                                             Title: General Counsel and Senior
                                             Vice President

                                             By:  /s/ Rainer Liesen
Date: December 2, 2004                       Name: Dr. Rainer Liesen
                                             Title:  Corporate Attorney


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